FILED BY SANDY SPRING BANCORP, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: SANDY SPRING BANCORP, INC.

(Commission File No. 0-19065)

Transcript of Video Message Posted to Sandy Spring Bancorp Intranet on 9/24/2019

To be promoted on social media and the website on announcement day.

At Sandy Spring Bank, we have a strong commitment to the Greater Washington DC region.

Every day, we strive to be a reliable partner in life — and for life — for our clients, employees, shareholders, and the community.

Today, I am pleased to announce that we are deepening our commitment to this region with the acquisition of Revere Bank.

This further solidifies our position as the largest, locally-headquartered community bank in the Greater Washington DC region with assets of over $11 billion.

We may continue to get bigger, but we remain focused on delivering small. Meaning… we will always be a real bank focused on your real needs by delivering our broad capabilities and products in a very personalized way.

This announcement is yet another clear signal of our strategy to be the premier bank in this Region — where we started over 150 years ago and where we plan to be for many more years to come.

Together, we will help this great community of ours continue to thrive, because we truly are From here. For here. Delivering real banking for real life…. and for real business.

Thank you for your trust in Sandy Spring Bank.

Forward-looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, plans, objectives, future performance and business of Sandy Spring Bancorp, Inc. (“Sandy Spring”) and Revere Bank. Forward-looking statements, which may be based upon beliefs, expectations and assumptions of Sandy Spring’s and Revere Bank’s management and on information currently available to management, are generally identifiable by the use of words such as “believe,” “expect,” “anticipate,” “plan,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “may,” “will,” “would,” “could,” “should” or other similar words and expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and neither Sandy Spring nor Revere Bank undertakes any obligation to update any statement in light of new information or future events. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

In addition to factors previously disclosed in Sandy Spring’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”), the following factors among others, could cause actual results to differ materially from those in its forward-looking statements: (i) the possibility that any of the anticipated benefits of the proposed transaction between Sandy Spring and Revere Bank will not be realized or will not be realized within the expected time period; (ii) the risk that integration of operations of Revere Bank with those of Sandy Spring will be materially delayed or will be more costly or difficult than expected; (iii) the inability to complete the proposed transaction due to the failure to obtain the required shareholder approvals; (iv) the failure to satisfy other conditions to completion of the proposed transaction, including receipt of required regulatory and other approvals; (v) the failure of the proposed transaction to close for any other reason; (vi) the effect of the announcement of the transaction on customer relationships and operating results; (vii) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (viii) general economic conditions and trends, either nationally or locally; (ix) conditions in the securities markets; (x) changes in interest rates; (xi) changes in deposit flows, and in the demand for deposit, loan, and investment products and other financial services; (xii) changes in real estate values; (xiii) changes in the quality or composition of Sandy Spring’s or Revere Bank’s loan or investment portfolios; (xiv) changes in competitive pressures among financial institutions or from non-financial institutions; (xv) the ability to retain key members of management; and (xvi) changes in legislation, regulations, and policies.

Additional Information About the Acquisition and Where to Find It

In connection with the proposed merger transaction, Sandy Spring will file with the Securities and Exchange Commission a Registration Statement on Form S-4 that will include a Joint Proxy Statement of Sandy Spring and Revere Bank, and a Prospectus of Sandy Spring, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Sandy Spring, Revere Bank and the proposed merger.

A free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about Sandy Spring, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Sandy Spring at www.sandyspringbank.com under the tab “Investor Relations,” and then under the heading “SEC Filings.” Alternatively, these documents, when available, can be obtained free of charge from Sandy Spring upon written request to Sandy Spring Bancorp, Inc., Corporate Secretary, 17801 Georgia Avenue, Olney, Maryland 20832 or by calling (800) 399-5919 or to Revere Bank, Corporate Secretary, 2101 Gaither Road, 6th Floor, Rockville, Maryland or by calling (240) 264-5346.

Participants in the Solicitation

Sandy Spring and Revere Bank and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Sandy Spring and Revere Bank in connection with the proposed merger. Information about the directors and executive officers of Sandy Spring is set forth in the proxy statement for Sandy Spring’s 2019 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 13, 2019. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.